SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               (Amendment No. 1)*


                        LASER Mortgage Management, Inc.
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                               (Name of Issuer)

                         Common Stock, $.001 par value
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                        (Title of Class of Securities)

                                   51806D100
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                                (CUSIP Number)



                             Garret Filler, Esq.                                    Joseph W. Armbrust, Jr., Esq.
                      Ellington Management Group, L.L.C.                                  Brown & Wood LLP
                               53 Forest Avenue                                        One World Trade Center
                       Old Greenwich, Connecticut 06870                               New York, New York 10048
                                (203) 698-1136                                             (212) 839-5300
---------------------------------------------------------------------- ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               December 8, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



ITEM 4.  PURPOSE OF TRANSACTION.


     Item 4 is hereby amended by adding the following:

     On December 8, 1999, EMG sent a letter to the Company setting forth a revised proposal relating to an acquisition of all the outstanding Common Shares of the Company, a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference.




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 3 - Revised Proposal Letter.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1999


                                      NEW ELLINGTON PARTNERS, L.P.

                                      By:  Ellington Capital Management, its
                                      General Partner

                                       By:  VC Investments, L.L.C.,
                                            Managing Member


                                       By: /s/ Michael Vranos
                                           -----------------------------------
                                           Michael Vranos
                                           Managing Member



                                    ELLINGTON CAPITAL MANAGEMENT, L.L.C.


                                    By:  VC Investments, L.L.C.,
                                         Managing Member


                                    By: /s/ Michael Vranos
                                        --------------------------------------
                                        Michael Vranos
                                        Managing Member


                                   ELLINGTON MANAGEMENT GROUP, L.L.C.


                                   By:  VC Investments, L.L.C.,
                                        Managing Member


                                   By: /s/ Michael Vranos
                                       ---------------------------------------
                                       Michael Vranos
                                       Managing Member


                                   VC INVESTMENTS, L.L.C.


                                   By: /s/ Michael Vranos
                                       ---------------------------------------
                                       Michael Vranos
                                       Managing Member

EXHIBIT 3


                [Ellington Management Group, L.L.C. Letterhead]

                                                            December 8, 1999
VIA FACSIMILE

Fredrick N. Khedouri
Chairman of the Board of Directors
Laser Mortgage Management, Inc.
151 West Passaic Street
Rochelle Park,  NJ  07662
Dear Fred:

     In our letter of November 5th, we at Ellington Management Group proposed that our funds acquire, in a negotiated transaction, up to 100% of the outstanding shares of Laser at a price of $4.15 per share. On November 12th, in an effort to improve our bid, we requested certain information pertaining to the expenses that the Company could be expected to incur in connection with a sale of the Company to Ellington. Having been supplied some of this information as recently as December 6th, we are now prepared to revise our proposal.

     Upon review of the information supplied to us, we are now proposing to purchase up to all outstanding Laser shares at $4.30 per share. This price represents a premium of approximately 12.8% over Laser's closing share price on 12/6/99 of $3.8125, and represents a premium of approximately 18.6% over the average trading price of Laser shares over the past six months. This proposal is based on our current knowledge of Laser's portfolio; to the extent existing assets are liquidated, our valuation could be adversely impacted.

     We are committed to engaging in this transaction. In light of the recent information supplied to us, we believe that we can substantially simplify our due diligence by eliminating the uncertainties in transaction-related expenses. To this end, we have incorporated into our proposal the assumption that certain third party expenses will not exceed certain levels, and that, as part of the due diligence process, these expenses will in fact be capped at or below such levels. Specifically, we are assuming that all payments (including termination fees) to the manager, Mariner Mortgage Management, will total no more than $1 million. We are also assuming that the total fees paid to your advisor, Lehman Brothers, will not exceed $1.1 million; therefore if $600,000 in Lehman fees have been accrued and/or paid to date, as is our understanding, then we are assuming that remaining Lehman fees will not exceed $500,000. Finally, we are assuming that all other future transaction-related expenses will not exceed $250,000 (for example, $125,000 in legal fees and $125,000 in miscellaneous expenses).

     Our proposal is conditioned only upon the completion of mutually acceptable definitive documentation and the satisfactory completion of our due diligence. We and our advisors are prepared to meet with Laser and its advisors to negotiate and finalize all the documentation necessary to reflect the transaction described above as soon as we receive an executed copy of the enclosed exclusivity letter agreement.

     We propose a two step transaction pursuant to which we would commence a tender offer that receives the full support and recommendation of the Laser board, to be followed by a back-end merger. The tender offer would be subject to customary conditions, including that there be tendered such number of shares that, when taken together with the shares we already own, will constitute at least a majority of the outstanding Laser shares on a fully diluted basis and that the Laser board take all necessary actions to render the provisions of
Article IX of the Laser charter inapplicable to the offer and the merger. In the event our respective advisors determine that the REIT provisions under the Internal Revenue Code render a two-step transaction impracticable, we would restructure our proposal as a one step merger.

     We believe such a transaction would be extremely attractive to Laser's shareholders and would have their full support. Shareholders would receive a premium for their shares, and would not have to be concerned with the existing uncertainties related to their ownership of Laser, including those risks and uncertainties associated with the performance and disposition of the illiquid and esoteric derivative securities which remain in Laser's portfolio even long after the resignation of the original manager.

     In order for us to commit the resources and incur the expenses that are necessary to undertake a transaction of this type, we require that you execute the enclosed letter agreement providing us with a 30-day exclusivity period to complete our diligence and finalize all necessary documentation. Please let us know how you would like to proceed by the close of business on Friday, December 10th, 1999. If we have not received a meaningful response from you by that date, our proposal will expire and we will discontinue any further pursuit of a transaction involving the acquisition of the Company.



                        Very truly yours,




                        ELLINGTON MANAGEMENT GROUP,  L.L.C.
                        By:     VC Investments, L.L.C., as managing member

                        By: /s/ Michael Vranos
                            Michael Vranos
                            Managing Member

                [Ellington Management Group, L.L.C. Letterhead]


                                                               December 8, 1999



Fredrick N. Khedouri
Chairman of the
   Board of Directors
Laser Mortgage Management, Inc.
151 West Passaic Street
Rochelle Park,  NJ  07662

Gentlemen:

     By separate correspondence, Ellington Management Group, L.L.C. ("EMG") has submitted a proposal (the "Proposal") with respect to a possible transaction involving Laser Mortgage Management, Inc. ("Laser"). In consideration of our continued evaluation of such a potential transaction and as an inducement to our continuing to expend time and incur the expenses associated with conducting ongoing due diligence and substantive negotiations regarding such a transaction, EMG requires you to agree, as set forth below, to deal exclusively with EMG.

     Specifically, from the date hereof until the earlier of (i) thirty days from the date of this Letter Agreement and (ii) the termination of the negotiations contemplated hereby confirmed in writing by both EMG and Laser, Laser agrees (A) that Laser shall not, and shall not permit its Representatives (as defined below) to, initiate, solicit, consider or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer in connection with any transaction involving a merger, acquisition, consolidation or restructuring of Laser, the management of Laser, or any purchase of all or any significant portion of the assets or any equity securities of Laser or its subsidiaries, other than the transactions contemplated by our Proposal (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or participate in any discussions, negotiations or other communications concerning, or cooperate with or provide any information or data to, any person relating to an Acquisition Proposal, or otherwise facilitate or encourage any effort or attempt to make or implement an Acquisition Proposal; (B) that Laser will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform its Representatives of the obligations undertaken in this Letter Agreement; and (C) that Laser will notify EMG immediately if any such inquiries or proposals (including the identity of the party making such inquiry or proposal and the terms thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Laser.

     You agree that irreparable damage would occur in the event that the terms of this Letter Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the agreement in this Letter Agreement and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy available at law or in equity. This Letter Agreement shall be construed in accordance with the laws of the State of New York without regard to its rules of conflicts of laws.

     It is understood and agreed that no failure or delay by EMG in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. The agreements set forth in this Letter Agreement may be modified or waived only by a separate writing signed by both Laser and EMG. Unless and until a definitive agreement is entered into, neither Laser nor EMG or their respective affiliates will be under any legal obligation whatsoever with respect to any transaction as described in the Proposal except for the matters specifically agreed to in this Letter Agreement.

     "Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors and counsel to Laser, its Board of Directors and any committee thereof) and controlling persons.

     As used in this letter agreement, the term "person" shall be interpreted broadly to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual, as well as any group or syndicate that would be deemed to be a person under Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended.

     If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement with respect to the subject matter hereof.

                       Sincerely,


                      ELLINGTON MANAGEMENT GROUP,  L.L.C.
                      By:     VC Investments, L.L.C., as managing member


                      By: /s/ Michael Vranos
                             Michael Vranos
                             Managing Member


Agreed to and accepted as of
the date first written above.

LASER MORTGAGE MANAGEMENT, INC.

By: _______________________________
Name:
Title: